

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 24, 2007

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, VT 05676

>   **Re:**   **Green Mountain Coffee Roasters, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2006**
>   **Filed December 14, 2006**
>   **File No. 1-12340**

Dear Ms. Rathke:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief